Exhibit 99.1

2Q2013 Press release	August 15, 2013

Dangdang Announces Second Quarter 2013 Results

Gross Margin in Q2 2013 Strengthened to 17.1% Year-Over-Year

Net Loss in Q2 2013 Narrowed by RMB 58.3 Million Year-Over-Year

GMV of Marketplace in Q2 2013 Increased by 178% Year-Over-Year

Beijing, China, August 15, 2013 — E-Commerce China Dangdang Inc. (“Dangdang” or “the “Company”) (NYSE: DANG), a leading business-to-consumer e-commerce company in China, today announced its unaudited financial results for the second quarter ended June 30, 2013.

Second Quarter 2013 Highlights

•	Gross Margin in the second quarter of 2013 was 17.1%, compared to 13.1% in the second quarter of 2012 and 17.2% in the first quarter of 2013.

•

Net Loss for the second quarter of 2013 was RMB63.9 million ($10.4 million), representing negative 4.3% of total revenues, as compared with a net loss of RMB122.2 million in the second quarter of 2012 representing negative 10.1% of total revenues and a net loss of RMB72.7 million representing negative 5.5% of revenues in the first quarter of 2013.

•

Gross Merchants Value (“GMV”) of the marketplace in the second quarter of 2013 was RMB788.4 million ($128.5 million), a 178% increase from the corresponding period in 2012. The combined general merchandise sales from both the marketplace and self-procurement business increased 86% year-over-year.

•

Dangdang had approximately 7.6 million active customers including approximately 2.4 million new customers in the second quarter of 2013, representing a 28% and 35% increase from the corresponding period in 2012. Total orders for the second quarter of 2013 were approximately 15.0 million, a 25% increase from the corresponding period in 2012.

Ms. Peggy Yu Yu, Dangdang’s Executive Chairwoman commented, “We delivered another quarter of strong performance, marked by solid growth in sales, healthy margin expansion and further growth in our customer base, all of which contributed to our best bottom line performance since the third quarter of 2011. Making a significant investment in marketing and branding while successfully improving our bottom line performance is an important achievement for us.”

“Books and media sales grew 22% this quarter, allowing us to maintain our dominant market share in the online media sector. Dangdang’s marketplace program once again demonstrated outstanding growth momentum, as marketplace GMV grew 178% year-over-year in the second quarter. Sales from general merchandise, which include both self-procurement and marketplace, exceeded sales from books and media for the third consecutive quarter. We are on track in transforming our company from an online bookstore into an integrated online shopping mall targeting mid- to high-end customers. Going forward, we plan to better utilize our customer base by developing strategies to tap into their purchasing power through cross-category sales and enhancements to the overall customer experience. We are encouraged by our financial performance thus far and are committed to further improvement throughout the year.”

2Q2013 Press release	August 15, 2013

“In addition to strong sales growth, we saw a significant improvement in gross margin, which rose 400 basis points to 17.1% on a year-over-year basis. With operating leverage, particularly more efficient fulfillment and inventory management, our net loss narrowed to RMB63.9 million, or a negative 4.3% of total net revenues, which is the best performance since the third quarter of 2011,” said Mr. Jun Zou, Dangdang’s Chief Financial Officer. “In addition, our efforts in working capital management contributed to positive operating cash flow of RMB46.8 million compared with negative RMB19.3 million in the same period last year.”

Second Quarter 2013 Results

Dangdang’s total net revenues in the second quarter of 2013 were RMB1,493.5 million ($243.3 million), a 24% increase from the corresponding period in 2012.

Media product revenue for the second quarter of 2013 was RMB945.2 million ($154.0 million), representing a 22% increase from the corresponding period in 2012. General merchandise revenue for the second quarter of 2013 was RMB484.5 million ($78.9 million), a 20% increase from the corresponding period in 2012. Other revenue including revenue from third-party merchants for the second quarter of 2013 was RMB63.8 million ($10.4 million), representing a 91% increase from the corresponding period in 2012.

Dangdang had approximately 7.6 million active customers including approximately 2.4 million new customers in the second quarter of 2013, representing a 28% and 35% increase from the corresponding period in 2012. Total orders for the second quarter of 2013 were approximately 15.0 million, a 25% increase from the corresponding period in 2012.

Cost of revenues was RMB1,237.8 million ($201.7 million), representing 82.9% of total revenues, as compared to 86.9% in the corresponding period in 2012. The decreased cost of revenues as a percentage of total revenues was primarily due to the execution on the strategic category mapping to move certain categories to the marketplace and economies-of-scale in some of Dangdang’s self-procurement categories. Gross margin in the second quarter of 2013 was 17.1%, as compared to 13.1% in the corresponding period in 2012 and 17.2% in the first quarter of 2013. The year-over-year increase was primarily due to the increase of other revenue, representing the sustained scaling of the marketplace, as well as improved self-procurement margin.

Fulfillment expenses which include warehousing and shipping expenses, were RMB178.5 million ($29.1 million), representing 12.0% of total revenues, compared to 15.0% in the corresponding period in 2012 and 13.8% in the first quarter of 2013. The year-over-year and quarter-over-quarter decreases were primarily due to consistent operating leverage, improved warehousing management systems and lower unit shipping costs.

Marketing expenses were RMB76.8 million ($12.5 million), representing 5.1% of total revenues, compared to 3.0% in the corresponding period in 2012. The increase was primarily due to a marketing and branding campaign focused on apparel and fashion, advertisements on premier television channels and other offline media and other targeted marketing campaigns.

Technology and content expenses were RMB47.0 million ($7.7 million), representing 3.1% of total revenues, compared to 3.2% in the corresponding period in 2012 and 3.7% in the first quarter of 2013. The year-over-year and quarter-over-quarter decreases were primarily due to operating leverage, especially on IT headcount.

2Q2013 Press release	August 15, 2013

General and administrative expenses were RMB35.0 million ($5.7 million), representing 2.3% of total revenues, compared to 2.6% in the corresponding period in 2012. The decrease in general and administrative expenses was primarily due to operating leverage and improved management efficiency.

Share-based compensation expenses, which were allocated to related expense line items, were RMB2.6 million ($0.4 million) in the second quarter of 2013, compared to RMB2.8 million in the corresponding period in 2012, representing a 7.0% decrease.

Dangdang recorded an operating loss of RMB78.9 million ($12.9 million) in the second quarter of 2013, as compared with an operating loss of RMB126.2 million in the corresponding period in 2012, primarily due to the increase in gross margin and consistent operating leverage.

Operating loss excluding share-based compensation expenses (non-GAAP) was RMB76.3 million ($12.4 million), as compared with an operating loss excluding share-based compensation expenses (non-GAAP) of RMB123.4 million in the corresponding period in 2012.

Net loss was RMB63.9 million ($10.4 million), as compared with losses of RMB122.2 million and RMB 72.7 million in the second quarter of 2012 and first quarter of 2013, respectively, primarily due to the Company’s efforts to increase gross profit and operating leverage.

Net margin was negative 4.3%, as compared with a negative net margin of 10.1% in the corresponding period in 2012.

Net loss excluding share-based compensation expenses (non-GAAP) was RMB61.3 million ($10.0 million), as compared with a net loss excluding share-based compensation expenses (non-GAAP) of RMB119.4 million in the corresponding period in 2012.

As of June 30, 2013, Dangdang had cash and cash equivalents, short-term time deposits and held-to-maturity investments of RMB1,291.2 million ($210.4 million), as compared to RMB1,634.6 million, including RMB709.4 million of restricted cash as of December 31, 2012. As of June 30, 2013, Dangdang had no restricted cash and no short-term bank loans.

Capital expenditures for the second quarter of 2013 were RMB35.4 million ($5.8 million), including RMB32.8 million spending on the construction of Tianjin warehouse.

Adjusted EBITDA loss (non-GAAP) in the second quarter of 2013 was RMB63.8 million ($10.4 million), as compared with an adjusted EBITDA loss of RMB113.5 million in the corresponding period in 2012.

Outlook for Third Quarter 2013

Dangdang expects total net revenue in the third quarter of 2013 to be around RMB 1,584 million, representing year-over-year growth of around 23%. The Company also expects GMV from its marketplace to grow at a rate of 165% year-over-year in the third quarter of 2013. This forecast reflects Dangdang’s current and preliminary view, which is subject to change.

Conference Call Information

Dangdang’s management will host a conference call at 7:30 A.M. Eastern Time (or 7:30 P.M. Beijing/Hong Kong time) on August 15, 2013.

2Q2013 Press release	August 15, 2013

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437

China, Domestic:	+400-620-8038
Hong Kong:	+852-2475-0994
International:	+65-6723-9381

Please dial in 10 minutes ahead of the schedule and provide the passcode to join the call. The passcode is “Dangdang earnings call.”

A replay of the conference call may be accessed by phone at the following numbers through August 22, 2013:

International:	+61 2 8199 0299
Conference ID:	26327087

A live and archived webcast of this conference call will be available at http://ir.dangdang.com through August 14, 2014.

About Dangdang

E-Commerce China Dangdang Inc. (“Dangdang” or the “Company”) (NYSE: DANG) is a leading business-to-consumer e-commerce company in China. On its website dangdang.com, the Company offers more than 910,000 books and other media products as well as selected general merchandise products including beauty and personal care products, home and lifestyle products, baby, children and maternity products, apparel, digital and electronics products. It also operates the dangdang.com marketplace program, which allows third-party merchants to sell their products alongside products sourced by the Company. Dangdang’s nationwide fulfillment and delivery capabilities, high-quality customer service support and scalable technology infrastructure enable it to provide a compelling online shopping experience to customers.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the third quarter 2013 and quotations from management in this announcement, as well as Dangdang’s strategic and operational plans, contain forward-looking statements. Dangdang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dangdang’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dangdang’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s business-to-consumer e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese business-to-consumer e-commerce market; Chinese governmental policies relating to Dangdang’s industry and general economic conditions in China. Further information regarding these and other risks is included in Dangdang’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Dangdang does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Dangdang undertakes no duty to update such information, except as required under applicable law.

2Q2013 Press release	August 15, 2013

About Non-GAAP Financial Measures

To supplement Dangdang’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), we use the following measures as the non-GAAP financial measures defined by the SEC: non-GAAP operating loss, non-GAAP operating margin, non-GAAP net loss and adjusted EBITDA loss (collectively referred to as the “Non-GAAP Financial Measures” thereafter). We define non-GAAP operating loss, non-GAAP operating margin and non-GAAP net loss as operating loss, operating margin and net loss excluding the impact of share-based compensation expenses respectively; we define adjusted EBITDA loss as loss before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses. We review the Non-GAAP Financial Measures together with net loss or income to obtain a better understanding of our operating performance. We believe that these Non-GAAP Financial Measures provide meaningful supplemental information regarding the Company’s performance and liquidity. However, a limitation of using the Non-GAAP Financial Measures as an analytical tool is that they do not include all items that impact our net loss for the period. In addition, because they are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider the Non-GAAP Financial Measures in isolation from or as an alternative to net income/loss prepared in accordance with U.S. GAAP.

For information on the reconciliation between the Non-GAAP Financial Measures and the GAAP financial measures presented in accordance with U.S. GAAP for the periods presented, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.

For investor and media inquiries, please contact:

Sophia Zhou

Investor Relations Director

E-commerce China Dangdang Inc.

Phone: +86-10-5799-2306

E-mail: ir@dangdang.com

Elaine Ketchmere, CFA

Compass Investor Relations

+1 310-528-3031

Email: eketchmere@compass-ir.com

- Financial tables Follow -

2Q2013 Press release	August 15, 2013

E-Commerce China Dangdang Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share related data)

	As of December 31, 2012	As of June 30, 2013
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	432,703	244,346	39,813
Restricted cash	709,417	—	—
Time deposits with original maturities exceeding three months	492,445	846,838	137,980
Held-to-maturity investments	—	200,000	32,587
Inventories	1,485,579	1,420,664	231,476
Accounts receivable, net	56,610	68,835	11,216
Prepaid expenses and other current assets	203,294	271,308	44,206
Amounts due from a related party	320	468	76

Total current assets	3,380,368	3,052,459	497,354

Fixed assets, net	116,391	101,795	16,586
Construction in progress	4,883	124,180	20,233
Prepaid land lease payment	44,209	43,762	7,130
Prepaid expenses and deposits	37,275	11,712	1,909

Total assets	3,583,126	3,333,908	543,212

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	600,000	—	—
Accounts payable	1,563,787	1,951,752	318,010
Deferred revenue	228,765	192,499	31,365
Accrued expenses and other current liabilities	414,776	570,814	93,006
Amounts due to related parties	2,333	2,238	364

Total current liabilities	2,809,661	2,717,303	442,745

Non-current liabilities	33,966	30,255	4,930

Total liabilities	2,843,627	2,747,558	447,675

Shareholders’ equity:
Class A common shares (par value of US$0.0001 per share, 686,505,790 shares authorized, 268,919,350 and 269,408,160 shares issued and outstanding as of December 31, 2012 and June 30, 2013, respectively)	200	200	33
Class B common shares (par value of US$0.0001 per share, 313,494,210 shares authorized, 131,916,660 and 131,916,660 shares issued and outstanding as of December 31, 2012 and June 30, 2013, respectively)	103	103	17
Additional paid-in capital	1,855,164	1,862,587	303,481
Accumulated other comprehensive loss	(92,066)	(116,003)	(18,901)
Accumulated deficit	(1,023,902)	(1,160,537)	(189,093)

Total shareholders’ equity	739,499	586,350	95,537

Total liabilities and shareholders’ equity	3,583,126	3,333,908	543,212

2Q2013 Press release	August 15, 2013

E-Commerce China Dangdang Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except share related data)

	Three Months Ended
	June 30, 2012	June 30, 2013
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Product revenue	1,174,368	1,429,638	232,939
Media	771,902	945,150	153,999
General merchandise	402,466	484,488	78,940
Other revenue	33,430	63,840	10,402

Total net revenues	1,207,798	1,493,478	243,341
Cost of revenues	(1,049,963)	(1,237,807)	(201,683)

Gross profit	157,835	255,671	41,658

Operating expenses:
Fulfillment	(180,674)	(178,490)	(29,082)
Marketing	(36,268)	(76,807)	(12,515)
Technology and content	(38,778)	(46,954)	(7,650)
General and administrative	(30,820)	(35,005)	(5,704)
Government grants	2,551	2,664	434

Total operating expenses, net	(283,989)	(334,592)	(54,517)

Loss from operations	(126,154)	(78,921)	(12,859)
Interest income	9,869	745	121
Other income (expenses), net	(5,895)	14,251	2,322

Loss before income taxes	(122,180)	(63,925)	(10,416)
Income tax expense	—	—	—

Net loss	(122,180)	(63,925)	(10,416)

Net loss attributable to common shareholders	(122,180)	(63,925)	(10,416)

Loss per common share:
- Basic	(0.31)	(0.16)	(0.03)
- Diluted	(0.31)	(0.16)	(0.03)
Loss per ADS:
- Basic	(1.53)	(0.80)	(0.13)
- Diluted	(1.53)	(0.80)	(0.13)
Net loss allocated to common shareholders used in loss per share/ADS calculation:
- Basic	(122,180)	(63,925)	(10,416)
- Diluted	(122,180)	(63,925)	(10,416)
Shares used in loss per common share computation:
Class A common shares:
- Basic	267,983,608	269,087,963	269,087,963
- Diluted	399,900,268	401,004,623	401,004,623
Class B common shares:
- Basic	131,916,660	131,916,660	131,916,660
- Diluted	131,916,660	131,916,660	131,916,660
ADSs used in loss per ADS calculation:
- Basic	79,980,054	80,200,925	80,200,925
- Diluted	79,980,054	80,200,925	80,200,925
Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustment	6,634	(20,240)	(3,298)

Comprehensive loss attributable to common shareholders	(115,546)	(84,165)	(13,714)

2Q2013 Press release	August 15, 2013

Share-based compensation

(In thousands)

Share-based compensation expenses included are as follows:

	Three Months Ended
	June 30, 2012	June 30, 2013
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Operating expenses:
Fulfillment	480	424	69
Marketing	83	81	13
Technology and content	248	261	43
General and administrative	1,981	1,830	298

Total	2,792	2,596	423

(1) This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.1374 to US$1.00, the noon buying rate on Jun 28, 2013 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

(2) Each ADS represents five common shares of the Company.

Non-GAAP operating loss, operating margin and net loss

(In thousands)

	Three Months Ended
	June 30, 2012	June 30, 2013
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Loss from operations	(126,154)	(78,921)	(12,859)
Share-based compensation expenses	2,792	2,596	423

Non-GAAP operating loss	(123,362)	(76,325)	(12,436)

Operating margin	-10.4%	-5.3%	-5.3%
Impact due to share-based compensation expenses	0.2%	0.2%	0.2%

Non-GAAP operating margin	-10.2%	-5.1%	-5.1%

Net loss	(122,180)	(63,925)	(10,416)
Share-based compensation expenses	2,792	2,596	423

Non-GAAP net loss	(119,388)	(61,329)	(9,993)

2Q2013 Press release	August 15, 2013

Adjusted EBITDA

(In thousands)

	Three Months Ended
	June 30, 2012	June 30, 2013
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Loss from operations	(126,154)	(78,921)	(12,859)
Add back:
Depreciation and amortization	9,911	12,556	2,046
Share-based compensation expenses	2,792	2,596	423

Adjusted EBITDA	(113,451)	(63,769)	(10,390)